Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report dated December 26, 2024, in the Registration Statement on Form F-1 with respect to the consolidated balance sheets of Bit Origin Ltd and its subsidiaries as of June 30, 2024 and 2023, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2024, and the related notes included therein.

We also consent to the reference to our firm under the heading “Experts” in the above mentioned Registration Statement. We were dismissed as auditors on March 4, 2025, and, accordingly, we have not performed any audit or review procedures with respect to any financial statements included in such Prospectus for the periods subsequent to June 30, 2024.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
August 22, 2025	Certified Public Accountants
PCAOB ID: 1171